November 16, 2023

VIA EDGAR

Division of Corporation Finance

Office of Crypto Assets

U.S. Securities and Exchange Commission

Washington, DC 20549

Re:	WisdomTree Bitcoin Trust
Amendment No. 2 to Registration Statement on Form S-1
Filed June 20, 2023
File No. 333-254134

Dear Ms. Cheng:

This response is provided on behalf of WisdomTree Bitcoin Trust (the “Trust” or the “Registrant”) with respect to Staff comments received on September 29, 2023, regarding Amendment No. 2 to the Trust’s Registration Statement on Form S-1(the “Filing”), which was filed with the U.S. Securities and Exchange Commission (“SEC”) on June 20, 2023 for the purpose of registering shares of the Trust. The Staff’s comments and the Trust’s responses are set forth below. Capitalized terms used, but not defined herein have the same meaning given to them in the Trust’s registration statement.

General

1.	Comment: Based on our preliminary review of your registration statement, we have the following initial set of comments. Once you have amended your registration statement and responded to each of these comments, we will provide you with more detailed comments relating to your registration statement, as appropriate.

Response: The Registrant acknowledges that the Staff may have additional detailed comments.

2.	Comment: We note that your registration statement includes a number of blanks or omitted information, including, for example, the initial Authorized Participant, the Subcustodian, the key employees of the Trust and the Sponsor, and a number of exhibits to be filed by amendment. Please revise to include this information in your next amendment, or tell us when you intend to do so. Please also confirm your understanding that the staff will need sufficient time to review this information, and we may have additional comments at that time.

Response: The Registrant has filled in some of the blanks in the accompanying amendment. However, the Registrant acknowledges that it still has to fill in certain blanks and exhibits and will do so in a future amendment.

3.	Comment: We refer you to our December 2022 Sample Letter to Companies Regarding Recent Developments in Crypto Asset Markets, located on our website at the following address: https://www.sec.gov/corpfin/sample-letter-companies-regarding-crypto-asset-markets. Please consider the issues identified in the sample letter as applicable to your facts and circumstances and revise your disclosure accordingly.

WisdomTree Bitcoin Trust 250 West 34th Street, 3rd Floor, New York, NY 10119 | 212-801-2080 Tel

Response: The Registrant has considered the referenced letter and has revised its disclosure in response to the letter. In particular, please see the revisions to the “Risk Factors” section starting on page 10.

4.	Comment: Please revise to discuss the risk of price volatility from other parts of the crypto asset market.

Response: Disclosure has been revised as requested under the “Summary-Risk Factors” section, which appears on page 9 of the Prospectus, as well as under the “Risk Factors” section of the Prospectus (currently pages 10 and 18).

5.	Comment: Please expand to discuss the risks of fraud, manipulation, front-running, wash-trading, security failures or operational problems at bitcoin trading platforms.

Response: Disclosure has been added as requested under the “Risk Factors” section of the Prospectus (currently page 19).

6.	Comment: Please revise your disclosure to provide a materially complete description of the Reference Rate methodology. Please also address the following in your disclosure regarding the benchmark:

•	Include a table with market share and volume information for each constituent bitcoin Trading platform used to calculate the CF Bitcoin US Settlement Price.

Response: Tables have been added for each of the market share and volume information under the “The Trust and Bitcoin Prices” section of the Prospectus (currently page 47) and data will be populated to the nearest quarter end of the effective date of the Registration Statement.

•	Explain how the identified constituent bitcoin trading platforms are selected;

Response: Disclosure has been added to indicate how the Administrator of the Reference Rate selects bitcoin trading platform under the “The Trust and Bitcoin Prices” section of the Prospectus (currently page 47).

•	Disclose the extent to which the Sponsor has discretion to select a different benchmark; and

Response: Disclosure has been added as requested under “The Trust’s Service Providers” section (currently page 6) and “Risk Factors” section of the Prospectus (currently page 28).

•	Disclose whether the Sponsor will notify investors of changes to the constituent bitcoin trading platforms used to calculate the Reference Rate, and, if so, how the Sponsor will notify the investor of such changes.

Response: Disclosure has been added as requested to indicate that known constituent trading platform changes will be posted on the Sponsor’s website. Please see the new disclosure under the “The Trust and Bitcoin Prices” section of the Prospectus (currently page 48).

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Calculation of NAV, page 37

7.	Comment: Please include a materially complete description of the methodology to be used to calculate NAV and disclose how you will value your bitcoin holdings for GAAP purposes. Please also tell us how you intend to develop accounting and valuation policies to address significant events related to crypto assets. For example, explain to us how your valuation policies will address the potential for a blockchain for a crypto asset to diverge into different paths (i.e., a “fork”) and airdrops.

Response: The existing disclosure under the “Net Asset Value” section of the Prospectus (currently page 8) includes a description of the methodology to be used to calculate NAV, including for GAAP purposes, which disclosure has also been added to the “Calculation of the NAV” section of the Prospectus (currently page 49).

Additional Information About the Trust, page 38

8.	Comment: Please revise your disclosure to address the competition you will face in launching and sustaining your product. Please also revise your risk factors to address the risks associated with this competition, including the risk that your timing in reaching the market and your fee structure relative to other bitcoin ETPs could have a detrimental effect on the scale and sustainability of your product.

Response: Disclosure has been added as requested under “Risk Factors” section of the Prospectus (currently pages 38-39).

Custody of the Trust’s Assets, page 40

9.	Comment: Please revise to provide a materially complete discussion of your bitcoin custody arrangements. For example, please consider addressing the following:

•	Describe the material terms of your agreement(s) with the Custodian and any

Subcustodian;

•	Describe whether your assets custodied by the Custodian will be commingled with assets of other customers, and the geographic location where the private keys will be stored;
•	Identify who will have access to the private key information and disclose whether any entity will be responsible for verifying the existence of the bitcoins; and
•	Disclose whether and to what extent the Custodian carries insurance for any losses of the bitcoin that it custodies for you.

Response: Disclosure has been added as requested to address each of the foregoing items under the “Custody of the Trust’s Assets” section of the Prospectus (currently pages 53-54).

Creation and Redemption of Shares, page 42

10.	Comment: Please revise to address the following regarding the creation and redemption process:

•	Discuss the potential impact on the arbitrage mechanism of the price volatility, trading volume, price differentials across bitcoin trading platforms, and the closing of bitcoin trading platforms due to fraud, failures, security breaches or otherwise; and

Response: Disclosure has been added as requested under “Risk Factors” section of the Prospectus (currently pages 30-31).

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•	Describe the mechanics of how the creation and redemption process will work between the Trust, the Authorized Participants and the Custodian, including a discussion of whether and to what extent transactions between the Authorized Participants and the Custodian will be settled on-chain or off-chain, and any risks associated with the settlement process.

Response: Disclosure has been updated as requested under the “Creation and Redemption of Shares” section of the Prospectus (currently pages 56-58). Since no transactions will be settled on-chain, no disclosures have been added in that regard.

11.	Comment: Please discuss whether and to what extent the size of your creation and redemption baskets could have an impact on the arbitrage mechanism in light of the market for bitcoin.

Response: Disclosure has been added as requested under the “Creation and Redemption of Shares – Secondary Market Transactions” section of the Prospectus (currently page 58).

Conflicts of Interest, page 46

12.	Comment: Please revise to disclose all existing and potential conflicts of interest between your Sponsor and its affiliates and the Trust. Please also clarify whether the Sponsor or any insiders have bitcoin or bitcoin-related exposure that could create conflicts of interest and disclose whether you have a code of conduct or other requirements for pre-clearance of bitcoin-related transactions that apply to your employees, the Sponsor, or any of its affiliates.

Response: Disclosure has been revised and added as requested under the “Conflicts of Interest” section of the Prospectus (currently page 60).

Experts, page 49

13.	Comment: Please revise to include this information in your next amendment, or tell us when you intend to do so.

Response: It is anticipated that the Registrant will include this information in the pre-effective amendment that, based on anticipated future discussions with the Staff, is believed to be the final, or near final, pre-effective amendment prior to the registration statement being declared effective. It is anticipated that such named expert will be a big four accounting firm.

Experts, page 49

14.	Comment: We note your disclosure that your audited financial statements will be provided by a pre- effective amendment. Please confirm you will file these audited financial statements in a pre-effective amendment as soon as they are available in order to allow the staff sufficient time to complete its review. Please also confirm your understanding that the staff will need sufficient time to review the audited financial statements and related information, and we may have additional comments at that time.

Response: Each point above is confirmed.

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* * * * *

Sincerely,

/s/    Ryan Louvar

Ryan Louvar, Esq.

cc:	Todd Zerega, Esq. (Perkins Coie LLP)
Robert Kim, Esq. (Perkins Coie LLP)

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